 Exhibit 99.8

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-153098, 333-168589, and 333-168590) of Ur-Energy Inc. of our report dated March 17, 2011 relating to the consolidated financial statements of the Company included in this Annual Report on Form 40-F for the year ended December 31, 2010.

We hereby consent to the inclusion in Ur-Energy Inc.’s Annual Report on Form 40-F for the year ended December 31, 2010 of our audit report dated March 17, 2011 relating to the consolidated balance sheets as at December 31, 2010 and 2009, consolidated statements of operations, comprehensive loss and deficit and cash flows for the three years ended December 31, 2010, 2009 and 2008 and the cumulative period from March 22, 2004 to December 31, 2010 of Ur-Energy Inc.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
March 17, 2011